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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No.          )*
                                        ----------

                       CHOICE HOTELS INTERNATIONAL, INC.
                  (formerly CHOICE HOTELS FRANCHISING, INC.)
       -----------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
       -----------------------------------------------------------------
                        (Title of Class of Securities)

                                  169905-10-6
                         ----------------------------
                                (CUSIP Number)

                       Patricia Bowditch  (301) 495-4400
           8737 Colesville Road, Suite 800, Silver Spring, MD  20910
      -------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               October 15, 1997
       -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 169905-10-6                13D                             Page 2 of 5


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

      Stewart Bainum, Jr.
      S.S. #:  ###-##-####

2    Check the Appropriate Box if a Member of a Group*
      (a)  (  )     (b)  (  )

3    SEC Use Only

4    Source of Funds
      00

5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
      2(C) or 2(E)     (  )

6    Citizenship or Place of Organization
      USA


Number of Shares Beneficially
 Owned by Each Reporting Person with:

     7     Sole Voting Power            862,900

     8     Shared Voting Power        5,347,497

     9     Sole Dispositive Power    10,695,911

    10     Shared Dispositive Power   5,347,497


11   Aggregate Amount Beneficially Owned by Each Reporting Person

      16,043,408

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13   Percent of Class Represented by Amount in Row (11)

      26.85%

14   Type of Reporting Person

      IN
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CUSIP No. 169905-10-6                13D                             Page 3 of 5

Item 1.   Security and Issuer

          (a)  Name of Issuer:
               Choice Hotels International, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               10750 Columbia Pike
               Silver Spring, MD  20901
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identify and Background

          (a)  Name:
               Stewart Bainum, Jr.
          (b)  Business Address:
               11555 Darnestown Road
               Gaithersburg, MD  20878
          (c)  Present Principal Employment:
               Chief Executive Officer:  Manor Care, Inc.
               11555 Darnestown Road
               Gaithersburg, MD  20878
          (d)  Record of Convictions:
               During the last five years, Stewart Bainum, Jr. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
          (e)  Record of Civil Proceedings:
               During the last five years, Stewart Bainum, Jr. was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Citizenship:
               Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The Reporting Person utilized no funds in the acquisition of the securities of the issuer triggering the filing of this 13D.

Item 4.   Purpose of Transaction

          All of the Shares were acquired by the Reporting person in transactions which involved no independent action on the part of the Reporting Person. All of the Shares of Common Stock of the Issuer were distributed to shareholders of the former Choice Hotels International, Inc. (now known as Sunburst Hospitality Corporation), its former parent, on October 15, 1997. The Reporting Person holds the Shares for investment purposes. The Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in Subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

          (a)  Amount and percentage beneficially owned:
               Reporting Person: 16,043,408 shares, including 549,152 shares owned directly by the Stewart Bainum, Jr. Declaration of Trust dated March 13, 1996, the sole trustee and beneficiary of which is the reporting person. Also includes 5,417,761 shares owned by Bainum Associates Limited Partnership ("Bainum Associates") and 4,415,250 shares owned by MC Investments
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CUSIP No. 169905-10-6                13D                             Page 4 of 5


               Limited Partnership ("MC Investments"), in both of which Mr. Bainum, Jr. is managing general partner with the sole right to dispose of the shares; 3,567,869 shares held directly by Realty Investment Company, Inc. ("Realty"), a real estate management and investment company in which Mr. Bainum, Jr.'s trust has shared voting authority; 1,779,628 shares owned by Mid Pines Associates Limited Partnership ("Mid Pines"), in which Mr. Bainum, Jr. is managing general partner and has shared voting authority and 10,600 shares owned by the Foundation for Maryland's Future, in which Mr. Bainum, Jr. is the sole director. Also includes 303,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within 60 days after the date of this report, and 148 shares, which Mr. Bainum, Jr. has the right to receive upon termination of his employment with the Company pursuant to the terms of the Choice Hotels International, Inc. Retirement Savings and Investment Plan.

          (b)  Number of shares as to which such person has:

               (i) Sole Voting Power               862,900

               (ii) Shared Voting Power          5,347,497

               (iii) Sole Dispositive Power     10,695,911

               (iv) Shared Dispositive Power     5,347,497

               Reporting Person may be deemed to share power to vote and dispose of shares (i) held by Mid Pines with siblings who are also general partners, and (ii) held by Realty with other family members who are shareholders of Realty.

          (c) A schedule of transactions effected in the last sixty days is as follows:

               Not applicable.

          (d)  Ownership of more than five percent on behalf of Another Person:

               To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such
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CUSIP No. 169905-10-6                13D                             Page 5 of 5


               entities. To the best of the reporting person's knowledge, other than Stewart and Jane Bainum, the reporting person's parents, and Bruce Bainum, Roberta Bainum and Barbara Bainum, the reporting person's siblings, no other person has such interest relating to more than 5% of the outstanding class of securities.

          (e)  Ownership of Less than Five Percent:

               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.


Item 7.   Material to be Filed as Exhibits

          None

Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     October 24, 1997



                           /s/ Stewart Bainum, Jr.
                          -----------------------------------------
                          Stewart Bainum, Jr.